 **Mikhail Ledvich**

There are two key reasons I'm investing in Tocca, the team and the market. The team. I met Tommaso over ten years ago when he hired me at a startup he was running and then I joined him again in a company restructuring situation. Having worked with Tommaso twice, I have learned to never bet against him. No matter the difficulties we faced, Tommaso was calm, open-minded, open for a solution from anyone and most importantly had a bias for action. This is key in startups where perfect information does not exist. Tommaso also has experience in the virtual events market from a previous company that he sold to Blackboard, making him one of the few leaders that has extensive experience in the virtual events space since before COVID. The market. The virtual events have only really taken off in the last two years and many have already learned that an all-day Zoom is not the solution. I think this will be a market with multiple successful companies, each focusing on a specific niche, and Tocca is well under way to owning the B2B meeting niche. By focusing on a specific event type Tocca will build a moat around the niche and can then extend from there.

Invested $1,000 this round & $10,000 previously